PRESS RELEASE

EXHIBIT C

Press Release No. 03-10

METALLICA RESOURCES REPORTS THIRD QUARTER RESULTS

October 30, 2003, Toronto, Ontario - Metallica Resources Inc. (TSX: MR, AMEX: MRB) is pleased to report its third quarter financial results. All figures are in United States dollars unless otherwise noted. Complete quarterly results will be available shortly on SEDAR, EDGAR and on the Company’s website at www.metal-res.com.

     Selected Financial Data

	Three	Three
	Months	Months	Nine Months	Nine Months
	Ended Sept	Ended Sept	Ended Sept	Ended Sept
	30, 2003	30, 2002	30, 2003	30, 2002
Loss for the period	$(1,326,066)	$(209,309)	$(2,078,800)	$(839,405)
Basic and diluted loss per share	(0.03)	(0.01)	(0.05)	(0.03)
Cash flows from (used in) operating activities	(490,082)	(305,561)	(1,105,519)	(950,948)
Cash flows from (used in) investing activities	(614,694)	(267,738)	(3,498,177)	(664,251)
Cash flows from (used in) financing activities	(4,682,045)	—	4,889,281	4,030,603
Increase (decrease) in cash and cash equivalents	(5,786,821)	(573,299)	285,585	2,415,404

	Sept 30,	December 31,
	2003	2002
Current assets:
Cash and cash equivalents	$4,806,471	$4,520,886
Value-added tax and other current assets	346,882	285,480
Mineral properties and deferred exploration expenditures	25,760,655	12,587,193
Total assets	31,163,823	17,491,038
Current liabilities:
Acquisition debt – Cerro San Pedro project	5,873,187	—
Other current liabilities	470,079	403,067
Share capital	52,873,882	43,068,285
Deficit	(28,059,114)	(25,980,314)

The Company reported a loss of $1.33 million ($0.03 per share) for the three months ended September 30, 2003 as compared to a loss of $0.21 million ($0.01 per share) for the same period last year. The Company reported a loss of $2.08 million ($0.05 per share) for the nine months ended September 30, 2003 as compared to a loss of $0.84 million ($0.03 per share) for the comparable preceding period. The increase in loss for the three month and nine month periods ended September 30, 2003 results from an increase in write-downs of mineral properties and deferred exploration expenditures, higher general and administrative expenses and interest accretion on acquisition debt owed to Glamis Gold Ltd. (“Glamis”) for the purchase of its 50% interest in the Cerro San Pedro project in February 2003.

The Company’s cash and cash equivalents decreased by $5.79 million for the three months ended September 30, 2003 as compared to a decrease in cash and cash equivalents for the three months ended

September 30, 2002 of $0.57 million. The increase in cash outflows in the current period is primarily due to a $5 million acquisition debt payment made to Glamis in August 2003.

The Company’s cash and cash equivalents increased by $0.29 million for the nine months ended September 30, 2003 as compared to an increase in cash and cash equivalents for the nine months ended September 30, 2002 of $2.42 million. The decrease in cash inflows is attributable to an increase in net proceeds from the issuance of shares, reduced by payments to Glamis in the current period to acquire its 50% interest in the Cerro San Pedro project and reduced by an increase in spending on the Company’s mineral properties in the current period.

Mineral properties and deferred exploration expenditures increased from $12.6 million at December 31, 2002 to $25.8 million at September 30, 2003. The increase is attributable to the Company’s purchase of Glamis’ 50% interest in Cerro San Pedro in February 2003, which resulted in an acquisition fair value of $12.4 million being capitalized to mineral properties, and higher expenditures on the Cerro San Pedro project in 2003.

Acquisition debt relates to the Company’s purchase of Glamis’ 50% interest in the Cerro San Pedro project in February 2003 and was initially recorded at $10.5 million, which represented the present value of future cash payments totaling $11.0 million, discounted at 6%. An acquisition debt payment of $5.0 million was made in August 2003. The remaining $6 million payment is due in February 2004. In the event that the Company does not have the financial ability to make the $6 million payment in February 2004, that payment can be made in common shares of the Company. Interest accretion on acquisition debt for the nine months ended September 30, 2003 totaled $0.4 million, resulting in acquisition debt at September 30, 2003 of $5.9 million. Acquisition debt does not include contingent consideration totaling $5.0 million that is due to Glamis upon commencement of commercial production and one year from commencement of commercial production.

The Company’s goal continues to be to raise an estimated $45 million in late 2003 of project financing in order to fulfill its debt obligations to Glamis, construct the mine and provide the Company with an adequate level of working capital. While the Company has had success in raising funds in past years, there are no assurances that it will be successful in the future, or that $45 million will be sufficient. In the event that the Company is unsuccessful in its financing efforts, it will defer development of the Cerro San Pedro project. This will allow the Company to meet its ongoing general and administrative, and property related expenditures for at least the next year with its present level of working capital.

Metallica Resources is a Canadian precious and base metal exploration and development company focused on the Americas. It currently has 43 million shares outstanding. For further details on Metallica Resources, please visit the Company’s website at www.metal-res.com

ON BEHALF OF THE BOARD OF DIRECTORS

Richard J. Hall
President and CEO, (303) 796-0229, Ext. 304.

THE STATEMENTS IN THIS PRESS RELEASE THAT ARE NOT HISTORICAL FACTS CONTAIN FORWARD LOOKING INFORMATION. THESE STATEMENTS ADDRESS FUTURE EVENTS INVOLVING KNOWN AND UNKNOWN RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO VARY MATERIALLY FROM PROJECTED RESULTS. THESE RISKS AND UNCERTAINTIES INCLUDE THOSE DESCRIBED IN METALLICA’S FORM 20-F.